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                          May 6, 2024

       Jeffrey Wolf
       Chief Executive Officer
       Scorpius Holdings, Inc.
       627 Davis Drive, Suite 300
       Morrisville, North Carolina 27560

                                                        Re: Scorpius Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 3, 2024
                                                            File No. 333-279092

       Dear Jeffrey Wolf:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.